UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          CREDIT ACCEPTANCE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    225310101
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200

(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 6, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  225310101

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                       (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [   ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                  116,500
      NUMBER OF
                        ----- --------------------------------------------------
        SHARES          8     SHARED VOTING POWER

     BENEFICIALLY                 2,382,100
                        ----- --------------------------------------------------
    OWNED BY EACH       9     SOLE DISPOSITIVE POWER

      REPORTING                   116,500
                        ----- --------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                     2,382,100
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,498,600
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            5.42%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

CUSIP No.  740065 10 7

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                       (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                               [   ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                       7     SOLE VOTING POWER

                                 15,335
      NUMBER OF
                       ----- ---------------------------------------------------
       SHARES          8     SHARED VOTING POWER

    BENEFICIALLY                 2,382,100
                       ----- ---------------------------------------------------
    OWNED BY EACH      9     SOLE DISPOSITIVE POWER

      REPORTING                  15,335
                       ----- ---------------------------------------------------
       PERSON           10   SHARED DISPOSITIVE POWER

        WITH                     2,382,100
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,397,435
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            5.20%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This statement relates to the common stock, $.01 par value (the "Common Stock") of Credit Acceptance Corporation, a Michigan corporation whose principal executive offices are located at 25505 W. Twelve Mile Rd., Suite 3000, Southfield, Michigan 48034.


Item 2. Identity and Background.

                  (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

An aggregate of $31,306,087.87 of the funds of the Managed Accounts (as hereinafter defined), $1,349,662.50 of the personal funds of Mr. Smith, and $188,454 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.


Item 4.  Purpose of Transaction.

As set forth in Item 5, each of Mr. Smith and Mr. Tryforos beneficially own 2,382,100 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), and trusts or accounts for the benefit of certain family members of Messrs. Smith Tryforos. In addition, Mr. Smith owns 100,000 shares of common stock for his own account and Mr. Tryforos owns 14,700 shares for his own account (collectively, the "Personal Shares"). Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended March 31, 1997 that 46,076,448 shares of Common Stock were outstanding as of May 14, 1997 of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 2,498,600 shares (5.42%); Mr. Tryforos -- 2,397,435 shares (5.20%). All of such shares are held in the Managed Accounts.

                  (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 116,500 shares of Common Stock. Mr. Tryforos has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 15,335 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,382,100 shares of Common Stock.

                  (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 2,397,100 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the Nasdaq National Market as follows:


                             Number of Shares
Date of Purchase                 Purchased            Price Per Share
----------------             ----------------         ---------------

6/25/1997                          255,000                  13.1250
6/26/1997                           25,000                  13.0500
6/26/1997                              635                  12.7500
6/27/1997                           80,000                  12.8672
6/30/1997                           25,000                  12.7000
7/1/1997                            20,000                  12.8750
7/2/1997                            35,000                  12.7589
7/3/1997                            10,000                  12.5000
7/7/1997                            30,000                  12.3125
7/11/1997                          210,000                  12.1190
7/14/1997                           90,000                  12.1944
7/15/1997                          100,000                  12.1250
7/17/1997                           90,000                  12.1250
7/21/1997                            5,000                  12.6250
7/22/1997                           35,000                  13.0714
7/24/1997                           45,000                  13.1250
7/24/1997                           31,600                  13.1201
7/25/1997                           90,000                  13.1250
7/28/1997                           65,000                  13.1250
7/28/1997                          100,000                  13.1325
7/29/1997                          200,000                  13.1563
7/30/1997                          200,000                  13.2500
7/30/1997                            1,500                  13.1875
7/31/1997                          100,000                  13.2813
8/1/1997                           157,200                  13.2279
8/4/1997                            94,400                  13.2297
8/5/1997                            83,100                  13.3749
8/6/1997                            10,200                  13.3750
8/7/1997                            23,800                  13.4770
8/11/1997                            6,700                  13.5000
8/12/1997                           32,800                  14.3100
8/13/1997                          123,500                  14.3760
8/14/1997                           23,800                  14.5922


                  In addition, Mr. Smith purchased 7,500 shares at a price of $14.75 per share on June 24, 1997 and 92,500 shares at a price of $13.395 per share on June 25, 1997; and Mr. Tryforos purchased 14,700 shares at a price of $12.75 per share on June 25, 1997.

                  (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

                  (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

                  1.  Agreement  relating to the joint  filing of  Statement  on
Schedule 13D dated August 14, 1997 as required by Rule 13d-1(f).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 14, 1997

                                                         /s/ Thomas W. Smith
                                                       -------------------------
                                                             Thomas W. Smith


                                                         /s/ Thomas N. Tryforos
                                                       -------------------------
                                                             Thomas N. Tryforos

                                  Exhibit Index


                                                                    Sequentially
Document                                                           Numbered Page
--------                                                           -------------

1.       Agreement relating to the joint                                  10
         filing of Statement on Schedule
         13D dated August 14, 1997 as
         required by Rule 13d-1(f).

                                                                       Exhibit 1


                             Joint Filing Agreement


                  The undersigned agree that the foregoing Statement on Schedule 13D, dated August 14, 1997 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

                                                       Dated:  August 14, 1997

                                                         /s/ Thomas W. Smith
                                                       -------------------------
                                                             Thomas W. Smith


                                                         /s/ Thomas N. Tryforos
                                                       -------------------------
                                                             Thomas N. Tryforos